Exhibit 99.1

Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) files

its Annual Report on Form 20-F for the year ended

December 31, 2011

Anheuser-Busch InBev’s Annual Report on Form 20-F for the year ended December 31, 2011 was filed today with the U.S. Securities and Exchange Commission (SEC).

The Form 20-F can be downloaded from the company’s website (www.ab-inbev.com) under the heading Investors / Reports and Publications / SEC Filings, or from the SEC’s website (www.sec.gov). Printed copies of the complete audited financial statements contained in the Form 20-F can be requested free of charge at PrecisionIR Group, 601 Moorefield Park Drive, Richmond, VA 23236, (AB-InbevReports@precisionir.com), +1-888-301-2501.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 116,000 employees based in operations in 23 countries worldwide. In 2011, AB InBev realized 39.0 billion US dollar revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Investors
Media

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1 212 573 4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com